Sonida Senior Living, Inc.

August 2, 2022

Ms. Tara Harkins; Mr. Eric Atallah

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sonida Senior Living, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”)

Filed April 15, 2022

Form 8-K Filed May 23, 2022 (the “Form 8-K”)

File No. 001-13445

Dear Ms. Harkins and Mr. Atallah:

This letter sets forth the responses of Sonida Senior Living, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated June 24, 2022 and July 19, 2022 to Ms. Kimberly Lody, Chief Executive Officer of the Company (the “Comment Letter”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto. Finally, we acknowledge that the Company is responsible for the adequacy and accuracy of its disclosures.

Form 8-K Filed May 23, 2022

Exhibit 99.1

Reconciliation of Non-GAAP Measures, page 0

1.    We note your response to prior comment 2 that excluding certain corporate overhead expenses from your non-GAAP measures including all of general and administrative expenses is appropriate and relevant for your stakeholders. However, your response does not address how these non-GAAP measures comply with the guidance in Question 100.01 of the Non-GAAP Financial Measures C&DI, given that these expenses appear to be normal, recurring cash operating expenses necessary to operate your business. Please revise your future filings to remove this adjustment from your non-GAAP measures or, as previously requested, explain to us in detail why this adjustment is appropriate based upon the guidance in Question 100.01 of the Non-GAAP Financial Measures C&DIs.

Response: In response to the Staff’s comment, beginning with the Supplemental Information contained within Exhibit 99.1 of the Form 8-K for the Company’s Second Quarter 2022, we will prospectively disclose same-store net operating income inclusive of general and administrative expense and resulting margin in accordance with the guidance in Question 100.01 of the Non-GAAP Financial Measures C&DI. Within this same Supplemental Information table, the Company will also disclose same-store net operating income, excluding general and administrative expenses, and resulting margin percentage. The Company believes this additional level of disclosure allows investors to evaluate operating performance of the Company’s real estate portfolio with and without General & Administrative expenses and provides additional insight specifically to its real estate portfolio.

******

Ms. Tara Harkins; Mr. Eric Atallah

Securities and Exchange Commission

August 2, 2022

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call David R. Brickman at (972) 308-8366 or me at (972) 308-8343.

Sincerely,

/s/ Kevin Detz
Kevin Detz
Executive Vice President and Chief Financial Officer
Sonida Senior Living, Inc.

cc:	Kimberly Lody, Sonida Senior Living, Inc.

David R. Brickman, Sonida Senior Living, Inc.

Timothy Cober, Sonida Senior Living, Inc.

Paul S. Conneely, Norton Rose Fulbright US LLP